As filed with the Securities and Exchange Commission on September 8, 2003
                                                              File No. 333-91132
                                                                       ---------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            FORM SB-1/A ALTERNATIVE 2

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                             MENTOR PROMOTIONS, INC.
             (Exact name of registrant as specified in its charter)

     Nevada                               5960                   75-2900513
------------------------------   ------------------------    -------------------
(State or jurisdiction of        (Primary Industrial          I.R.S. Employer
 incorporation or organization)   Classification Code No.)    Identification No.

          450 East Highway 67, Duncanville, Texas 75137   (972)772-7740
          -------------------------------------------------------------
   (Address, including the ZIP code & telephone number, including area code of Registrant's principal executive office)

                                   Mark Wells
           450 East Highway 67, Duncanville, Texas 75137  (972)772-7740
           ------------------------------------------------------------
    (Name, address, including zip code, and telephone number, including area code of agent for service)

           Copies to:          T. Alan Owen & Associates, P.C.
           ---------
                                      Attorneys at Law
                              1112 E. Copeland Road, Suite 420
                                   Arlington, Texas 76011
                                       (817) 460-4498
Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.



                             CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------------------
Title of Each          Amount        Proposed Maximum        Proposed             Amount of
Class of Securities     To be         Offering Price     Maximum Aggregate      Registration
to be Registered       Registered      Per Share (1)       Offering Price (1)       Fee
--------------------------------------------------------------------------------------------
Common stock,
$0.001 par value
Minimum                   200,000            $0.25                 $  50,000        $269
Maximum                 2,000,000            $0.25                 $ 500,000        $269

--------------------------------------------------------------------------------------------
Total maximum           2,000,000            $0.25                 $ 500,000        $269(2)


The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the registration statement shall hereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
(1) Estimated solely for the purpose of calculating the registration fee.
(2) Represents minimum fee.

                             MENTOR PROMOTIONS, INC.

                Minimum of 200,000 shares of common stock, and a
                   Maximum of 2,000,000 shares of common stock
                                 $0.25 per share

We are making a best efforts offering to sell common stock in our company. The common stock will be sold by our officer and director, Mark Wells. The offering price was determined arbitrarily and we will raise a minimum of $50,000 and a maximum of $500,000. The funds will be held by the Company uncashed, held in a safe with the related subscription agreements, until the minimum amount is raised, at which time the funds will be deposited in the Company bank account, and stock certificates issued. The accounting for these subscription funds will be done on a ledger so that the Company will know the amount raised at any time. The offering will end on March 5, 2004 and should we not sell the minimum amount, the uncashed checks will promptly be returned to investors, and no interest will be paid on these funds, so all funds will be returned to the investors.


The Offering:
                                    Per Share        Minimum    Maximum
                                    ---------        --------   --------
Public Offering Price . . .           $0.25          $ 50,000   $500,000


There is currently no market for our securities and no market may ever develop for our securities.
                          ----------------------------

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD PURCHASE SHARES ONLY IF YOU CAN AFFORD A COMPLETE LOSS. SEE "RISK FACTORS" BEGINNING ON PAGE 3.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                          -----------------------------


                   This Prospectus is dated September 8, 2003

         No dealer, salesman or any other person has been authorized to give any quotation or to make any representations in connection with the offering described herein, other than those contained in this Prospectus. If given or made, such other information or representation'; must not he relied upon as having been authorized by the company or by any underwriter. This prospectus does not constitute an offer to sell, or a solicitation of an otter to buy any securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in such jurisdiction.

           TABLE OF CONTENTS
Prospectus Summary                                                           1
Risk Factors                                                                 2
Forward Looking Statements                                                   4
Use of Proceeds                                                              4
Dilution                                                                     5
Plan of Distribution                                                         6
Description of Business                                                      7
Plan of Operations                                                           11
Description of Property                                                      14
Director's, Executive Officers and Significant Employees                     14
Remuneration of Officers and Directors                                       15
Interest of Management and Others in Certain Transactions                    17
Principal Shareholders                                                       17
Securities Being Offered                                                     18
Relationship with Issuer of Experts Named in Registration Statement          18
Legal Proceedings                                                            18
Changes In and Disagreements with Accountants on Accounting
         and Financial Disclosure                                            18
Disclosure of Commission Position of Indemnification for
         Securities Act Liabilities                                          19
Legal Matters                                                                19
Experts                                                                      19
Dividend Policy                                                              19
Transfer Agent                                                               20
Financial Statements                                                         F-1


Until the (90th day after the later of (1) the effective date of the registration statement or (2) the first date on which the securities are offered publicly), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                               PROSPECTUS SUMMARY

OUR COMPANY


         We were incorporated on August 2, 2000 in the State of Nevada. Our executive offices are located at 5114 Dowell Circle, Rockwall, Texas 75032. We are engaged in the mold remediation business through our 100% owned subsidiary, Texas Fresh Air, Inc., which we formed on November 15, 2002. The funds from this offering will allow us to further develop our business by our advertising and marketing our services throughout the State of Texas. The minimum funds raised in this offering will take us to a point where we reach the operating stage.


         As well as being a newly formed company, we:
o        are controlled by one individual;
o rely on our sole officer and director to manage the business, this offering and continuing operations to see us through to profitability;
o        have limited operating history with little revenue from operations; and
o operate in an industry with low barriers of entry which could add to our competition, and one in which there are many competitors already, many of which have much greater resources than we do.

THE OFFERING
                                                     Minimum          Maximum
                                                    ---------        ---------
Common stock offered                                  200,000        2,000,000
Total shares outstanding after this offering        4,970,000        6,770,000

Officers, directors, their affiliates and principal shareholders will not be able to purchase shares in this offering.

USE OF PROCEEDS

Most of the money you invest will represent proceeds to the company. We will use the proceeds from this offering to:
         o        pay expenses of this offering
         o develop our advertising and marketing programs to further develop our business
         o        marketing and general working capital

                                  RISK FACTORS

         You should carefully consider the risks described below and all other information contained in this prospectus before making an investment decision.


WE ARE A RECENTLY FORMED COMPANY, FORMED IN THE STATE OF NEVADA ON AUGUST 2, 2000, WITH LIMITED ACTIVITY AND EXPECT TO HAVE LOSSES THAT MAY CONTINUE FOR THE FORESEEABLE FUTURE WHICH COULD CAUSE THE VALUE OF YOUR INVESTMENT TO DECLINE OF BECOME WORTHLESS.

We have not achieved profitability from continued operations and expect to incur net losses for the foreseeable future. We expect to incur significant operating expenses and, as a result, will need to generate significant revenues to achieve profitability, which may not occur. Even if we do achieve profitability, we may be unable to sustain or increase profitability on a quarterly or annual basis in the future. If we are unable to achieve profitability, your investment in our common stock may decline or become worthless.

WE RELY ON OUR OFFICER FOR DECISIONS AND HE WILL RETAIN SUBSTANTIAL CONTROL OVER OUR BUSINESS AFTER THE OFFERING AND MAY MAKE DECISIONS THAT ARE NOT IN THE BEST INTEREST OF ALL STOCKHOLDERS WHICH COULD CAUSE THE VALUE OF YOUR INVESTMENT TO DECLINE.

Upon completion of this offering, our officers will, in the aggregate, beneficially own approximately 80.48% (or 59.08% if maximum is sold) of the outstanding common stock. As a result, our officer will have the ability to control substantially all the matters submitted to our stockholders for approval, including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets. He will also control our management and affairs. Accordingly, this concentration of ownership may have the effect of delaying, deferring or preventing a change in control of us, impeding a merger, consolidation, takeover or other business combination involving us or discouraging a potential acquirer from making a tender offer or otherwise attempting to take control of us, even if the transaction would be beneficial to other stockholders. This in turn could materially cause the value of our stock to decline or become worthless.

OUR OFFICER AT PRESENT SPENDS APPROXIMATELY HALF OF HIS TIME ON THE ACTIVITIES OF THE COMPANY, WHICH COULD CAUSE A LACK OF ATTENTION TO THE BUSINESS AND CAUSE THE BUSINESS TO DECLINE OR EVEN BECOME WORTHLESS.

         At the present time, our officer spends approximately half of his time on the activities of the Company. After the offering is complete, he expects to spend more time in order to implement the plan of operations to build the business of the company. There is a risk that he could continue to spend only half of his time on the activities of the Company, and if this turns out to be the case, the business of the Company could stagnate, decline or even become worthless.

OUR PRODUCTS ARE NOT SUBJECT ANY GOVERNMENT REGULATION, BUT WE ANTICIPATE THAT RECENTLY PASSED STATE REGULATIONS WILL CONTINUE TO EVOLVE AND AFFECT OUR INDUSTRY. IF WE DO NOT CONTINUE TO MEET THE STANDARDS AND REGULATIONS, OUR BUSINESS TO BE REDUCED SUBSTANTIALLY OR ERODE COMPLETELY WHICH COULD CAUSE THE VALUE OF YOUR INVESTMENT DECLINE OR BECOME WORTHLESS.

At the present time there are no government regulations for mold remeditators, however many are in process. In Texas on June 12, 2003, Governor Rick Perry signed legislation to be effective September 1, 2003 calling for the Department of Health to establish a licensing program, thus becoming the first state to legislate mold remediator/assessor licensing. If we do not, cannot, or for any other reason fail to meet the standards or criteria established by government regulations, our business could be reduced substantially or eroded completely. In either case, your investment could decline in value or become completely worthless.

WE MAY HAVE TO RAISE ADDITIONAL CAPITAL WHICH MAY NOT BE AVAILABLE OR MAY BE TOO COSTLY, AND IF CANNOT OBTAIN CAPITAL AT FAVORABLE TERMS, YOUR INVESTMENT COULD SEE SUBSTANTIAL DILUTION OR, IF WE CANNOT RAISE ADDITIONAL CAPITAL, COULD CAUSE YOUR INVESTMENT TO LOSE VALUE OR BECOME WORTHLESS.

Our capital requirements are and will continue to be more than our operating income. We do not have sufficient cash to indefinitely sustain operating losses. Our potential profitability depends on our ability to generate and sustain substantially higher net sales while maintaining reasonable expense levels. We cannot assure you that we will be able to operate on a profitable basis or that cash flow from operations will be sufficient to pay our operating costs. We anticipate that the minimum amount of funds raised in this offering will be sufficient to fund operations for the next twelve months. Thereafter, if we do not achieve profitability, we will need to raise additional capital to finance our operations which we anticipate seeking through debt or equity offerings. We cannot assure you that additional financing will be available to us, or, if available, any financing will be on terms acceptable or favorable to us. If we need and cannot raise additional funds, further development of our business, upgrades in our technology, additions to our product lines may be delayed and we otherwise may not be able to execute our business plan, all of which may have a material adverse effect on our operations; if this happens, the value of your investment will decline and may become worthless.

NO PUBLIC MARKET HAS EXISTED FOR OUR SHARES AND AN ACTIVE TRADING MARKET MAY NOT DEVELOP OR BE SUSTAINED; IF THAT HAPPENS, YOU MAY NOT BE ABLE TO SELL THE SHARES PURCHASED IN THIS OFFERING.

         There has been no public market for our common shares. We cannot assure you that an active trading market will develop or be sustained after this offering. You may not be able to resell your shares at or above the initial public offering price. The initial public offering price has been determined arbitrarily and may not be indicative of the market price for our common shares after this offering.

                           FORWARD-LOOKING STATEMENTS

         This prospectus contains forward-looking statements. These forward-looking statements are not historical facts but rather are based on current expectations, estimates and projections about our industry, our beliefs and our assumptions. Words such as "anticipates", "expects", "intends", "plans", "believes", "seeks" and "estimates", and variations of these words and similar expressions, are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed, implied or forecasted in the forward-looking statements. In addition, the forward-looking events discussed in this prospectus might not occur. These risks and uncertainties include, among others, those described in "Risk Factors" and elsewhere in this prospectus. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect our management's view only as of the date of this prospectus.

                                 USE OF PROCEEDS

         The total cost of the minimum offering is estimated to be $16,769, or $33,769 if the maximum is sold consisting primarily of legal, accounting and blue sky fees.
         The following table sets forth how we anticipate using the proceeds from selling common stock in this offering, reflecting the minimum and maximum subscription amounts:

                                                    $50,000          $500,000
                                                    Minimum           Maximum
--------------------------------------------------------------------------------
Legal, Accounting & Printing Expenses                 9,500             26,500
Other Offering Expenses                               7,269              7,269
Net Proceeds to Company                              33,231            466,231
                                                   --------          ---------
TOTAL                                              $ 50,000          $ 500,000

The following describes each of the expense categories:
o        legal,   accounting  and  printing   expense  is  the  estimated  costs
         associated with this offering;
o other offering expenses includes SEC registration fee, blue sky fees and miscellaneous expenses with regards to this offering.

The following table sets forth how we anticipate using the net proceeds to the company:

                                             $50,000       $250,000     $500,000
                                             Minimum       Midpoint      Maximum
--------------------------------------------------------------------------------
Marketing                                    $ 15,000      $ 50,000     $100,000
Remediation equipment                          10,000        50,000      120,000
Salaries                                        3,000        30,000       60,000
Products/services/training/licensing            4,000        65,000      130,000
General corporate overhead                      1,231        21,231       55,231
                                             --------     ---------     --------
Proceeds to company                          $ 33,231      $216,231     $466,231

                                    DILUTION

         If you purchase common stock in this offering, you will experience an immediate and substantial dilution in the projected book value of the common stock from the price you pay in this initial offering.

         The book value of our common stock as of June 30, 2003 was $55,876 or $0.01 per share. Book value per share is equal to our total assets, less total liabilities, divided by the number of shares of common stock outstanding.

         After giving effect to the sale of common stock offered by us in this offering, and the receipt and application of the estimated net proceeds (at an initial public offering price of $0.25 per share, after deducting estimated offering expenses), our projected book value as of June 30, 2003 would be approximately $89,107 or $0.02 per share, if the minimum is sold, and $522,107 or $0.08 per share, if the maximum is sold.



         This means that if you buy stock in this offering at $0.25 per share, you will pay substantially more than our current shareholders. The following represents your dilution:
o if the minimum of 200,000 shares are sold, an immediate decrease in book value to our new shareholders from $0.25 to $0.02 per share and an immediate increase in book value per common share to our current stockholders.
o if the maximum of 2,000,000 shares are sold, an immediate decrease in book value to our new shareholders from $0.25 to $0.08 per share and an immediate increase in book value per common share to our current stockholders.

The following table illustrates this per share dilution:
--------------------------------------------------------
                                                      Minimum          Maximum
Assumed initial public offering price                  $0.25            $0.25


Book value as of June 30, 2003                         $0.01            $0.01
Projected book value after this offering               $0.02            $0.08
Increase attributable to new stockholders:             $0.01            $0.07

Projected book value
    as of June 30, 2003 after this offering            $0.02            $0.08
Decrease to new stockholders                          ($0.23)          ($0.17)
Percentage dilution to new stockholders                  92%             68%


         The following table summarizes on a projected basis as of December 31, 2002, shows the differences between the number of shares of common stock purchased, the total consideration paid and the total average price per share paid by the existing stockholders and the new investors purchasing shares of common stock in this offering:




MINIMUM OFFERING
----------------
                             Number                 Percent                             Average
                            of shares              of shares            Amount          price per
                              owned                  owned                paid            share           % paid
-------------------------------------------------------------------------------------------------------------------

Current
shareholders                4,770,000                96.0              $   74,220       $ 0.02            59.7

New investors                 200,000                 4.0              $   50,000       $ 0.25            40.3
                           ----------------------------------------------------------------------------------------

Total                       4,970,000                 100.0            $ 124,220

MAXIMUM OFFERING
----------------
                             Number                 Percent                             Average
                            of shares              of shares            Amount          price per
-------------------------------------------------------------------------------------------------------------------
                              owned                  owned                paid            share           % paid
Current
shareholders                4,770,000                70.5              $   74,220       $ 0.02            12.9

New investors               2,000,000                29.5              $ 500,000        $ 0.25            77.1
                           ----------------------------------------------------------------------------------------

Total                       6,770,000                 100.0            $ 574,220


                              PLAN OF DISTRIBUTION

         This offering of our common stock is being sold on our behalf by our sole officer and director, who will receive no commission on such sales. In making these sales, he will be relying on the safe harbor from broker registration under Rule 3a4-1 of the Securities Exchange Act of 1934. All sales will be made by personal contact by our sole officer and director, Mark Wells. We will not be mailing our prospectus to anyone or soliciting anyone who is not personally known by Mr. Wells, introduced to him and personally contacted by him or referred to him. The majority of the sales will be to investors in Texas but we will accept subscriptions from investors he knows in other states.


         The officer will be selling the common stock in this offering relying on the safe harbor from broker registration under the Securities Act of 1934. Mr. Wells qualifies under this safe harbor because Mr. Wells: (a) is not subject to a statutory disqualification, (b) will not be compensated in connection with his participation by the payment or other remuneration based either directly or indirectly on transactions in the securities, (c) is not an associated person of a broker dealer, and has not been an associated person of a broker dealer within the preceding twelve months, and (d) primarily performs, and will perform, after this offering, substantial duties for the issuer other than in connection with the proposed sale of securities in this offering.

         The money we raise in this offering before the minimum amount is sold will be held uncashed by the Company until the minimum amount is raised, at which time the funds will be deposited in the Company account. Such funds will be refunded immediately, without interest, if the minimum amount is not sold by March 5, 2004.



         Certificates for shares of common stock sold in this offering will be delivered to the purchasers by Signature Stock Transfer, Inc., 2301 Ohio Drive, Suite 100, Plano, Texas 75093, telephone 972-612-4120, the stock transfer company chosen by the company as soon as the minimum subscription amount is raised.

                             DESCRIPTION OF BUSINESS

We were incorporated on August 2, 2000 in the State of Nevada. Our founder, Mark Wells is our sole director and officer and holds 4,000,000 shares of common stock which we issued to him for $4,000, composed of $500 cash and $3,500 of his services. We are engaged in the mold remediation business through our 100% owned subsidiary which we formed on November 15, 2002. The funds from this offering will allow us to further develop our business by our advertising and marketing our services throughout the State of Texas. The minimum funds raised in this offering will take us to a point where we reach profitability since we are already an operating company.



Prior to entering the mold remediation business, we had an operating company that developed and operated a web-based on-line vitamin and nutrient supplement line of products through the web site MonsterFit.com. However, due to lack of capital and declining revenues we elected to pursue an opportunity in mold remediation.


We are a company that is in the mold remediation business for residential and commercial structures. On November 15, 2002, we formed a subsidiary, Texas Fresh Air, Inc., to perform mold remediation services. According to Wonder Makers Environmental, an industry publication, a 2002 article states that dealing with mold contamination indoors has evolved into a specialty industry. Many individuals in the cleaning, restoration, hazardous materials, and industrial hygiene fields have noticed this evolution, from common construction nuisance to specialty remediation service. The legal profession has not missed the opportunity toward uniform treatment of mold contamination in buildings, where many suits have been brought against insurance companies claiming damage from mold thereby driving the growth in the mold remediation industry and the attention that the insurance companies did not treat mold claims uniformly. The legal profession is taking this opportunity to force the establishment of a uniform tratment of mold contamination in buildings. According to ToolBase
Services, the Home Building Industry's Technical Information Resource (www.tollbase.org), see their Late Summer 2001 edition, Volume 6, Issue 3.

In general terms, mold is commonly identified as a black mossy fungus that grows in dark and non-lit areas of walls and floors and ceilings which are exposed to moisture. More technically, mold is a life form that thrives on water and can grow at relative humidity of above 60 degrees F.

Molds produce tiny spores that reproduce and float through the air both inside and outside. These spores give off by-products such as volatile organic compounds and mycotoxins. Mycotoxins are naturally occurring substances produced by fungi as a secondary metabolite that typically affords the organism survival. Exposure to these spores has shown to cause a variety of health problems and allergic reactions. When mold spores land on a damp surface indoor, they may begin growing and digesting whatever they land on in order to survive. This can be wood, paper, carpet or foods. If the mold continues to grow un-addressed, a problem with mold can result and cause a situation where it has to be removed, often through demolition of the substance it is growing on.


What is Mold Remediation?
Mold remediation is associated with the cleaning, scrubbing, and disinfecting of contaminated areas. More technically, mold remediation is a process of controlled demolition. Negatively pressurized enclosures are built to contain the mold spores and control contaminated air in the work area. Equipment and personnel leaving the containment must be decontaminated to prevent cross-contaminating clean areas. Workers must be trained in these procedures and protected with personal protective clothing and equipment, including respirators.

We recognize the need to accurately evaluate mold remediation service needs. Regardless of which sampling technique is utilized, it is difficult to find definitive standards for comparison of fungal sample results. The instruction manual that the U.S. Department of Labor through the Occupational Safety and Health Adminsitration (OSHA) uses for its inspectors has some recommendations for indicators of indoor contamination. OSHA is the department of the U.S government that is responsible for ensuring safe and healthy work environments. OSHA tells its inspectors that levels of 1000 cfu/m3 or greater indoors is a matter of concern for further investigation. The American Conference of
Governmental Industrial Hygienists (ACGIH) has a relatively new manual on biological contamination, but even that doesn't have hard numbers for either cultured sample or direct analysis sample results. What most of the expert guidance documents do indicate is that comparisons should be made between out-of-doors and inside the building, and between complaint area and non-complaint areas with the levels and types of biological organisms compared to determine whether indoor amplification is present.

BUSINESS OPERATIONS:
The company employs a strict 4-step remediation process. This includes:

         o        Project sequence planning
         o        Containment and exposure control
         o        Removal and disposal of contaminated material
         o        Hygienic cleaning of surfaces

The importance of constructing proper containments cannot be over-emphasized. These containments control the environment/air flow and eliminate cross-contamination, restricting expansion of the problem and curbing the associated cost. Standards such as the New York City Department of Health Guidelines on Assessment and Remediation of Fungi in an Indoor Environment are valuable and followed by the company. The standards and testing utilized by the New York City Department of Health include:

Systemic Analysis:
         o Health Effects such as runny nose, eye irritation, cough, congestion, asthma aggrevation, headache and fatigue.
         o        Immunological Effects such as allergie and lung damage.
         o Toxic Effects including respiratory an eye irritations and the inability to concentrate.
         o        Infectious Disease such as aspergillosis.
         o        Medical Evaluation
         o        Medical Relocation

Remediation Analysis:

         o        Visual Inspection
         o        Bulk/Surface Sampling
         o        Air Monitoring
         o        Analysis of environmental samples
         o Remediation as needed. This includes small isolated areas, mid-sized isolated areas, large isolated areas, and extensive contamination remediation.
         o        Demolition and removal of contaminated materials.

We believe the above standards are comprehensive and provide a solid plan in executing operations. We believe adhering to these standards will ensure a complete and successful remediation process.


In addition to the foregoing, the company augments the remediation process with lab testing, consultation, final testing and reconstruction where required.

GOVERNMENT REGULATION:
At the present time there are no government regulations for mold premeditators, however many are in process. In Texas on June 12, 2003, Governor Rick Perry signed legislation to be effective September 1, 2003 calling for the Department of Health to establish a licensing program, thus becoming the first state to legislate mold remediator/assessor licensing. It also protects insurance rights of homeowners pertinent to mold claims that have to be repaired.



We believe any legislation requiring licensing and certification to be in our favor as we have numerous licenses and certifications as detailed in the "Our Qualifications" section below. The reason we believe this is that the government will likely take requirements from existing licenses and use them, or, if they develop their own, will base their licenses on having similar requirements.- To further illustrate the proposed experience and requirements of mold remediation contractors, the Environmental Protection Agency reported that Texas and Florida are considering mold legislation in a May 19, 2003 release ISSN: 0002-2276; Volume 219; Issue 3. In this report it states legislation will require testing, licensing, and registration for companies wanting to perform remediation activities. In addition, it further states a different company must conduct mold detection and another the remediation.


OUR QUALIFICATIONS
We presently have several certification and licenses pertinent to our industry and anticipate qualifying for the new license without further issues:
         State of Texas Environmental AC license
         American Industrial Hygiene Association Number
         Texas Indoor Air Quality Association
         International Association of Mold Remediation Specialists
         Indoor Air Quality (IAQ) Certification

INDUSTRY & COMPETITION:
The mold remediation industry is highly fragmented and local to its competition. Due to the recent awareness of mold as a health hazard, the cost of entry, both monetary, experience and training are high. We believe our major competitors to be contractors and remodelers. These companies are either local or regional in scope and due to the process of remediation being a service, or more accurately people performed, broad exposure is difficult. However, the company has a competitive advantage in standardized processes, training and services and can duplicate this system in any part of the country.



We believe our greatest competition is from nationally franchised operators, the three largest of which are Service Master, Blackmon Mooring, and Serve Pro. However, their success is based not only upon the nationally known name but upon the franchisee and the reputation he/she is able to establish. Since the industry is relatively new and much of the work is localized, we don't see having a national franchise name as that much of an advantage. We have been able to concentrate our marketing and sales on companies that have ongoing business, for example, home builders and developers.

Sources and Availability of Raw Material:
-----------------------------------------
We are a service business and do not use raw materials. We use products in performing our service that are readily available from many sources.


Dependence on One or a Few Major Customers:
-------------------------------------------
We are not dependent on any one or a few major customers.

Need for Governmental Approval of Principal Products or Services:
-----------------------------------------------------------------
We are not aware of any governmental approval requirements to transact this type of business but do expect to be required to be licensed as described earlier in this section..

Effect of Existing or Probable Governmental Regulations on the Business:
------------------------------------------------------------------------
We are not aware of any probable governmental regulations on our business that would affect our operations.
--------------------------------------------------------------------------------

Research and Development:
-------------------------
We do not perform research and development functions.

Costs and Effects of Compliance with Environmental Laws:
--------------------------------------------------------
We are not aware of nor do we anticipate any environmental laws with which we will have to comply.



Number of Employees:
--------------------
We have two employees, the President and one worker. The duties of the worker are to assist the President and perform the tedious tasks related to setting up jobs for the remediation work to begin. Most of the remediation work is subcontracted out to persons that have experience in mold remediation. The work is subcontracted out for two reasons: firstly, its allows us to better control our costs as we have grown into this business; and secondly, we can limit our liability by requiring our subcontractors to carry liability insurance. As we grow, we have the option of hiring and training employees to do much of the work that the subcontractors do now, and we will do that when it becomes cost effective fo do so.



Operations and Technology:
--------------------------
We are not subject to dependence on technology.

Additional information:
-----------------------
We have made no public announcements to date and have no additional or new products or services. In addition, we don't intend to spend funds in the field of research and development; no money has been spent or is contemplated to be spent on customer sponsored research activities relating to the development of new products, services or techniques; and we don't anticipate spending funds on improvement of existing products, services or techniques.


                               PLAN OF OPERATIONS


Management's Discussion and Analysis of Financial Condition and Results of Operations

We were in the business of selling vitamins and supplements over the internet until November 2002 when we formed a subsidiary to perform mold remediation services. When we were marketing the vitamins and supplements over the internet, it became increasingly clear that people and investors had lost interest in funding internet companies. As we watched our sales decrease because of the lack of funds to promote our site, our ability to raise capital was further hampered. In late 2002 we had an opportunity to change our business focus and get into the mold remediation business which we did. On November 15, 2002, we formed a subsidiary, Texas Fresh Air, Inc. The mold remediation business received significant exposure, particularly in Texas, because insurance companies lost lawsuits for failing to pay the costs of mold cleanup, called remediation.

We made the decision that this exposure and continuing health hazards from mold being publicized, gave us an introduction to the industry at a time when there were few existing competitors because fo the newness of the industry. The benefits of our decision is demonstrated in our revenues which were $36,470 for the last month and a half in 2002.

Current Results of Operations and Financial Status

We have conducted operations for the last two years. We sold vitamins and supplements over the internet until November 2002 when we entered the mold remediation business. We had limited revenue from the sales of the vitamins and supplements - these amounted to $2,512 in 2001 and $1,372 for 2002 until we entered the mold remediation business which generated another $35,098 from the mold remediation business.
In the six months ended June 30, 2002, we had sold vitamins and supplements with gross sales of $595 compared with our sales in the first six months of 2003, all from mold remediation, of $119,998. This represents an increase of $119,403 in 2003 over 2002.
Our cash position increased to $19,019 at June 30, 2003 from $10,240 at the end of 2001, an increase of $8,779, due mainly to the collection of accounts receivables.
Our expenses remained relatively steady as a percentage of our revenue, although we still incurred a net loss for the three months ended June 30, 2003 of $697, down from $2,901 from the same period the prior year, and incurred a net loss for the six months ended June 30, 2003 of $3,151, compared to a net loss of $4,384 for the period the prior year. We expect that our expenses as a percentage of our revenue will decrease as we raise capital and increase our volume.

Liquidity and capital resources

We have conducted our mold remediation services since November 2002 and have generated revenue but now need to take advantage of the economies of scale by growing the business. We intend to increase our cash position in order to do this by the following:

o Collect the $12,500 note receivable that is due to us in the fourth quarter of this year.
o Raise a minimum of $50,000 and a maximum of $500,000 in this registered offering with the U.S Securities and Exchange Commission.
o Continue our marketing and growth efforts by using the cash flow generated from our revenue.

         Following is our plan of operations based upon the amount of capital we raise in this offering.

The following table sets forth how we anticipate using the net proceeds to the company:

                                             $50,000      $250,000     $500,000
                                            Minimum     Midpoint       Maximum
--------------------------------------------------------------------------------
Marketing                                   $ 15,000      $ 50,000     $100,000
Remediation equipment                         10,000        50,000      120,000
Salaries                                       3,000        30,000       60,000
Products/services/training/licensing           4,000        65,000      130,000
General corporate overhead                     1,231        21,231       55,231
                                            --------      --------     --------
Proceeds to company                         $ 33,231     $ 216,231     $466,231

Following is a discussion of each anticipated/proposed expense identified above:

o        If the minimum is raised, we will dedicate $15,000 toward  advertising.
         We currently spend approximately one quarter of our revenue on marketing which we expect will continue until our volume increases. Marketing is essential to promoting our service, and an image of trust, competence, and professionalism. If the mid-point is raised or the maximum amount is raised, we will commit 20% of the proceeds to marketing.


o If the minimum amount is raised, we will dedicate $10,000 of the proceeds to purchase additional remediation equipment, upgrading our service ability. Should the mid level amount be raised, we will apply $50,000 of the proceeds to equipment upgrades and additions. If the maximum be raised, we will dedicate $120,000 of the proceeds for this purpose. Such equipment is anticipated to include protective clothing, air cleaners, breathing apparatus, and mold removal containers. This will allow us to provide certain equipment for use by the subcontractors and thereby increase our profit margin.

o Salaries will be paid for qualified personnel for required office functions and supervision of crews. All other work will be contracted out.
o New products and services will expand proportionate to our free cash flow. Obviously, the more we raise in the initial offering the more investment we can make in product offerings.
o General corporate overhead relates to rent and lease expense, utilities, and basic facility needs.
--------------------------------------------------------------------------------

Generating Sufficient Revenue:
------------------------------
We are currently operating and generating sufficient revenue to grow very slowly. The funds from this offering will give us the opportunity to expand and develop our product line, and increasing market exposure through advertising and market presence.

Financing Needs:
----------------


As noted above, the Company's initial financing needs can and will be met even if the minimum offering amount is raised. We believe we can fund operational requirements for the six months the Company believes it needs to be cash flow positive, since we are nearly at a breakeven point through June 30, 2003. The variable factor as to how fast the Company believes it can grow is dependent on the initial amount of capital raised. Future funding requirements will thus be met through Company generated cash flow.


Cash flow positive operations are projected to be achieved within six months of operational commencement. This will be due to the following:

o        On-going  cash  requirements  will  consist  of  marketing,   salaries,
         utilities, and nominal corporate overhead requirements


o Growth through customer additions is based upon the amount of marketing we do and how effective it is. Marketing initiatives can be controlled by the company and can be aligned with cash requirements for operations.


As presented, the net proceeds total $33,231 if the minimum offering amount is raised. If the minimum offering amount is raised, the Company believes it can be cash flow positive within six months of commencing operations and will not need to raise additional capital for operations. If the mid level net proceeds of $216,231 are raised the company will be afforded the ability to invest more heavily in marketing and equipment. If the maximum net proceeds amount of $466,231 is raised this would give us the ability to be self-sustaining, in that we believe that we will have sufficient capital to fund our operations to the point that we will not need to raise any additional capital and will be able to fund operations and growth out of cash flow.

                             DESCRIPTION OF PROPERTY

         Our corporate facilities are shared with our sole officer and director which includes the use of telephones and equipment for $100.00 per month and we sublease a 2100 square foot warehouse for our remediation business at the rate of $700 on a month to month basis. Our warehouse space has enough capacity for us to increase our business four or five times before we would nee dto move to a bigger warehouse space. This office arrangement with our President was started in August 2000 and will continued until such time as the Company needs and can afford to lease its own office facilities. The facilities provided by the President are located at 450 East Highway 67, Duncanville, Texas 75137. The property is a commercial property in a retail strip center leased from an independent third party by Covenant Holdings Group, LLC.


             DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

         The directors and officers of the company, their ages and principal positions are as follows:

Name            Age     Position
--------------------------------------------------------------------------------
Mark Wells      44      President; Secretary and Director, since August 3, 2000

Background of Directors and Executive Officers:

Mark Wells. Mr. Wells has had extensive experience in financial analysis and bringing financial programs to market in both the commercial and public markets. He has over fifteen (15) years experience in commercial and public finance with a broad and successful history in sales management, new territory development, contract negotiations and financial analysis. He was a regional manager with General Electric Capital Corporation from August 1999 to July 2001 where he was responsible for sales, marketing and coordinating inside sales efforts for General Electric Capital's vendor financial services information technology division. Prior to his joining General Electric Capital Corporation, he held positions as: regional manager of Copelco Capital from 1998 to 1999; a finance executive with Computer Leasing Group from 1996 to 1998; and vice-president of VAResources, a computer leasing company, from 1988 - 1996. He has been president of a private company, Covenant Holdings Group, LLC since 1999.

         Initially, the officer will not spend full time on the activities of the company since their current activities would take up some of their time. These activities include his responsibility as an officer of Covenant Holdings Group, LLC. He will devote more and more time to the activities of the company as time goes on since his role at Covenant Holdings is supervisory, and functions can be delegated to other employees. Currently, he spends approximately twenty hours per week and will increase that weekly time as the activities of the company require. Mr. Wells is prepared to devote himself time to the success of the company.

         Covenant Holdings Group, LLC is a holding company under which it owns check cashing stores under the brand name 'United Check Cashing' and hair cut stores under the brand name 'Great Clips'. Victory Gym & Fitness, Inc. owns a full service health and fitness facility in Cedar Hill, Texas..

                     REMUNERATION OF DIRECTORS AND OFFICERS

         Our sole officer and director has received no compensation other than the 3,500,000 shares of common stock he received for services on August 2, 2000 and has no employment contract with the company.

     Name of Person          Capacity in which he served        Aggregate
Receiving compensation          to receive remuneration       remuneration
------------------------------------------------------------------------------
     Mark Wells                President, Secretary           3,500,000 shares
                                 and Treasurer                of common stock

         Mr. Wells received the common stock upon formation of the company and it is impracticable to determine the cash value. Since the common stock was issued upon forming of our company for services performed which we cannot estimate the value since that work continues through the filing and effectiveness of this registration statement, with no other compensation to be granted for the work done on this filing. Mr. Wells was granted the stock for forming the Company, developing a plan of action which included the identification and purchase of a business that in his opinion has opportunity for growth, and has spent considerable time since its inception two years ago to research possible companies and fulfill his plan to purchase a business that has, in his opinion, substantial potential and opportunity for growth. This stock was issued under the exemption under the Securities Act of 1933, section 4(2); this section states that transactions by an issuer not involving any public offering is an exempted transaction. The company relied upon this exemption because in a private transaction during August 2000, the founder, sole officer and director purchased stock for a combination of $500 cash and $3,500 of services.

        The Company issued 200,000 shares on August 28, 2000 to an unrelated company, Art Xpectations, LLC, in consideration for building and developing a website for the Company. The website was developed to help the Company promote products and services over the internet. This stock was valued at $10,000 or $0.05 per share. This stock was issued under the exemption under the Securities Act of 1933, section 4(2); this section states that transactions by an issuer not involving any public offering is an exempted transaction. The company relied upon this exemption because in a private transaction on August 20, 2000, this company developed the web site in exchange for 200,000 shares of stock valued at $0.05 per share or a total of $10,000 with no broker dealer involved in the transaction. The purchasers were sophisticated investors who purchased the stock for their own account and not with a view toward distribution to the public. The certificates evidencing the securities bear legends stating that the shares may not be offered, sold or otherwise transferred other than pursuant to an effective registration statement under the Securities Act, or an exemption from such registration requirements.

        The Company issued 120,000 shares along with $6,000 on October 25, 2001 to unrelated individuals in consideration for the purchase of Monsterfit.com, Inc., which we operated as a subsidiary until we entered the mold remediation business. At that time we closed Monsterfit.com. The purchase was effective July 1, 2001. This stock was valued at $24,000 or $0.20 per share. This stock was issued under the exemption under the Securities Act of 1933, section 4(2); this section states that transactions by an issuer not involving any public offering is an exempted transaction. The company relied upon this exemption because in a private transaction, the individuals received the 120,000 shares in exchange for their shares of Monsterfit.com, Inc., the shares of stock valued at $0.20 per share or a total of $24,000 with no broker dealer involved in the transaction. The purchasers were sophisticated investors who purchased the stock for their own account and not with a view toward distribution to the public. The certificates evidencing the securities bear legends stating that the shares may not be offered, sold or otherwise transferred other than pursuant to an effective registration statement under the Securities Act, or an exemption from such registration requirements.

        The Company issued 450,000 shares to an unrelated individual in consideration for the capitalization of our mold remediation business. The capitalization was made on November 15, 2002. This stock was valued at $36,220 or $0.08 per share. This stock was issued under the exemption under the Securities Act of 1933, section 4(2); this section states that transactions by an issuer not involving any public offering is an exempted transaction. The company relied upon this exemption because in a private transaction, the individual received the 450,000 shares in exchange for their capitalizing the mold remediation business. The shares of stock were valued at $0.08 per share or a total of $36,220 with no broker dealer involved in the transaction. The purchasers were sophisticated investors who purchased the stock for their own account and not with a view toward distribution to the public. The certificates evidencing the securities bear legends stating that the shares may not be offered, sold or otherwise transferred other than pursuant to an effective registration statement under the Securities Act, or an exemption from such registration requirements.

         As of the date of this offering, we have no plans to pay any remuneration to anyone in or associated with our company. When we have funds and/or revenue, our board of directors will determine any remuneration at that time. We have no employment contracts since the Company does not have the funds available to pay salaries to its officers. No such employment contracts are anticipated, but it is anticipated that when the Company develops a positive cash flow, that the directors will determine reasonable compensation for its officers and other employees.


            INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

         On August 2, 2000, the president of the company received 4,000,000 shares of common stock which we issued to him for $4,000, composed of $500 cash and $3,500 of his services.

         On August 28, 2000, we entered into an agreement with Art Xpectations, LLC to develop and link our website for which we issued a total of 200,000 shares valued at $0.05 per share.



         On October 25, 2001, we purchased Monsterfit.com, Inc. for $30,000, composed of issuing 120,000 shares of common stock valued at $0.20 per share, paying a $6,000 to the shareholders of Monsterfit.com, Inc. In December 2002, we closed this entity and recorded a loss from discontinued operations in our Statement of Operations.


         As of the date of this filing, there are no agreements or proposed transactions, whether direct or indirect, with anyone, but more particularly with any of the following:
o        a director or officer of the issuer;
o        any principal security holder;
o        any promoter of the issuer;
o any relative or spouse, or relative of such spouse, of the above referenced persons.

                             PRINCIPAL SHAREHOLDERS

         The following table lists the officers, directors and stockholders who, at the date hereof, own of record or beneficially, directly or indirectly, more than 10% of the outstanding common stock, and all officers and directors of the company:

                             Name and Address       Amount owned
     Title                    of Owner              before offering      Percent
--------------------------------------------------------------------------------

President, Secretary         Mark Wells                  4,000,000        83.86%
    And Director             5114 Dowell Circle
                             Rockwall, Texas 75032

Total                                                    4,000,000        83.86%

After offering:    Minimum                               4,000,000        80.48%
--------------
                   Maximum                               4,000,000        59.08%

                            SECURITIES BEING OFFERED

         We are offering for sale common stock in our company at a price of $0.25 per share. We are offering a minimum of 200,000 shares and a maximum of 2,000,000 shares. The authorized capital in our company consists of 25,000,000 shares of common stock, $0.001 par value per share. As of March 31, 2003, we had 4,770,000 shares of common stock issued and outstanding.

         Every investor who purchases our common stock is entitled to one vote at meetings of our shareholders and to participate equally and ratably in any dividends declared by us and in any property or assets that may be distributed by us to the holders of common stock in the event of a voluntary or involuntary liquidation, dissolution or winding up of the company.

         The existing stockholders have no preemptive rights to purchase common stock offered for sale by us, and no right to cumulative voting in the election of our directors.

       RELATIONSHIP WITH ISSUER OF EXPERTS NAMED IN REGISTRATION STATEMENT

         The experts named in this registration statement were not hired on a contingent basis and have no direct or indirect interest in our company. Our attorney may purchase shares in this offering. Our certified public accountant may not purchase shares in this offering.

                                LEGAL PROCEEDINGS

We are not involved in any legal proceedings at this time.

                  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         We have retained the same accountant, Charles E. Smith, as our independent certified public accountant since our inception on August 2, 2000. We have had no disagreements with him on accounting and disclosure issues.

              DISCLOSURE OF COMMISSION POSITION OF INDEMNIFICATION
                         FOR SECURITIES ACT LIABILITIES

         Our certificate of incorporation provides that the liability of our officers and directors for monetary damages shall be eliminated to the fullest extent permissible under Nevada law, which includes elimination of liability for monetary damages for defense of civil or criminal actions. The provision does not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

         We have no underwriting agreement and therefore no provision for indemnification of officers and directors is made in an underwriting by a broker dealer.

                                  LEGAL MATTERS

         Our attorney has passed upon the legality of the common stock issued before this offering and passed upon the common stock offered for sale in this offering. Our attorney is T. Alan Owen & Associates, P.C., 1112 E. Copeland Road, Suite 420, Arlington, Texas 76011.


                                     EXPERTS


         The financial statements as of December 31, 2002 and 2001, and for the twelve months ended December 31, 2002 and 2001 of the company included in this prospectus have been audited by Charles E. Smith, independent certified public accountant, as set forth in his report. The financial statements have been included in reliance upon the authority of him as an expert in accounting and auditing. He has also reviewed the financial statements as of June 30, 2003 and for the three and six months ended June 30, 2003.


                                 DIVIDEND POLICY

         To date, we have not declared or paid any dividends on our common stock. We do not intend to declare or pay any dividends on our common stock in the foreseeable future, but rather to retain any earnings to finance the growth of our business. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our results of operations, financial condition, contractual and legal restrictions and other factors it deems relevant.

                                 TRANSFER AGENT

         We will serve as our own transfer agent and registrar for the common stock until such time as this registration is effective and we sell the minimum offering, then we intend to retain Signature Stock Transfer, Inc., 2301 Ohio Drive, Suite 100, Plano, Texas 75093, telephone 972- 612-4120.

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.          Indemnification of Directors and Officers

Not applicable.

Item 14.          Other Expenses of Issuance and Distribution

         All expenses, including all allocated general administrative and overhead expenses, related to the offering or the organization of the Company will be borne by the Company.

         The following table sets forth a reasonable  itemized  statement of all
anticipated   out-of-pocket   and   overhead   expenses   (subject   to   future
contingencies) to be incurred in connection with the distribution of the securities being registered, reflecting the minimum and maximum subscription amounts.
                                                     Minimum          Maximum
                                                     --------------------------
        SEC Registration Fee                         $    269        $      269
        Printing and Engraving Expenses                 2,000            19,000
        Legal Fees and Expenses                         5,000             5,000
        Edgar Fees                                      1,800             1,800
        Accounting Fees and Expenses                    2,500             2,500
        Blue Sky Fees and Expenses                      5,000             5,000
        Miscellaneous                                     200               200
                                                     --------        ----------
                  TOTAL                              $ 16,769        $   33,769

Item 15.          Recent Sales of Unregistered Securities

        The Company sold on August 2, 2000 to its founder 4,000,000 shares of common stock which was issued to him for $4,000, composed of $500 cash and $3,500 of his services. This stock was issued under the exemption under the Securities Act of 1933, section 4(2); this section states that transactions by an issuer not involving any public offering is an exempted transaction. The company relied upon this exemption because in a private transaction during August 2000, the founder, sole officer and director purchased stock for a combination of $500 cash and $3,500 of services.

        The Company issued 200,000 shares on August 28, 2000 to an unrelated company, Art Xpectations, LLC in consideration for building and developing the website. This stock was valued at $10,000 or $0.05 per share. This stock was issued under the exemption under the Securities Act of 1933, section 4(2); this section states that transactions by an issuer not involving any public offering is an exempted transaction. The company relied upon this exemption because in a private transaction on August 20, 2000, this company developed the web site in exchange for 200,000 shares of stock valued at $0.05 per share or a total of $10,000 with no broker dealer involved in the transaction. The purchasers were sophisticated investors who purchased the stock for their own account and not with a view toward distribution to the public.

The certificates evidencing the securities bear legends stating that the shares may not be offered, sold or otherwise transferred other than pursuant to an effective registration statement under the Securities Act, or an exemption from such registration requirements.

        The Company issued 120,000 shares along with $6,000 on October 25, 2001 to unrelated individuals in consideration for the purchase of Monsterfit.com, Inc., which we operated as a subsidiary until we entered the mold remediation business. At that time we closed Monsterfit.com. The purchase was effective July 1, 2001. This stock was valued at $24,000 or $0.20 per share. This stock was issued under the exemption under the Securities Act of 1933, section 4(2); this section states that transactions by an issuer not involving any public offering is an exempted transaction. The company relied upon this exemption because in a private transaction on October 25, 2001, the individuals received the 120,000 shares in exchange for their shares of Monsterfit.com, Inc., the shares of stock valued at $0.20 per share or a total of $24,000 with no broker dealer involved in the transaction. The purchasers were sophisticated investors who purchased the stock for their own account and not with a view toward distribution to the public. The certificates evidencing the securities bear legends stating that the shares may not be offered, sold or otherwise transferred other than pursuant to an effective registration statement under the Securities Act, or an exemption from such registration requirements.



        The Company issued 450,000 shares to Sherry Bieger, an unrelated individual in consideration for the capitalization of our mold remediation business. The capitalization was made on November 15, 2002. This stock was valued at $36,220 or $0.08 per share. This stock was issued under the exemption under the Securities Act of 1933, section 4(2); this section states that transactions by an issuer not involving any public offering is an exempted transaction. The company relied upon this exemption because in a private transaction, the individual received the 450,000 shares in exchange for their capitalizing the mold remediation business. The shares of stock were valued at $0.08 per share or a total of $36,220 with no broker dealer involved in the transaction. The purchasers were sophisticated investors who purchased the stock for their own account and not with a view toward distribution to the public. The certificates evidencing the securities bear legends stating that the shares may not be offered, sold or otherwise transferred other than pursuant to an effective registration statement under the Securities Act, or an exemption from such registration requirements.

 Item 16.       Exhibits

                The  following  Exhibits  are filed as part of the  Registration
Statement:

Exhibit No.             Identification of Exhibit
   3.1    -      Articles of Incorporation
   3.2    -      By Laws
   4.2*   -      Specimen Stock Certificate
  10.6*   -      Form of Subscription Agreement
  21.1    -      Subsidiaries of the Registrant
  23.1*   -      Opinion of T Alan Owen & Associates, P.C., Attorneys at Law
  23.2*   -      Consent of T Alan Owen & Associates, P.C., Attorneys at Law
  23.3    -      Consent of Charles E. Smith, Certified Public Accountant

* Filed previously

Item 17.        Undertakings
                The Registrant hereby undertakes to:
         (1) File, during any period in which it offers or sells securities, a post-effective amendment to this Registration Statement to:

               (i) Include any prospectus required by section 10(a)(3) of the Securities Act; and


               (ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and


               (iii) Include any additional or changed material information on the plan of distribution.
         (2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.
         (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.
             Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets the requirements for filing on Form SB-1 and authorizes this Registration Statement to be signed on its behalf by the undersigned, being duly authorized, in the City of Rockwall, State of Texas, on the date indicated below.

                                            Mentor Promotions, Inc.


                                            By:  /s/ Mark Wells
                                            ------------------------------
                                                     Mark Wells, President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following person in the capacity and on the date indicated:

Signature                  Title                        Date
----------------------     ------------------------     ---------------------

                           President, Secretary,
/s/  Mark Wells            Treasurer; Director          September 5, 2003
---------------
     Mark Wells


Signature                  Title                        Date
----------------------     ------------------------     ---------------------


/s/  Mark Wells             Chief Financial Officer      September 5, 2003
---------------
     Mark Wells

                                CHARLES E. SMITH

                           CERTIFIED PUBLIC ACCOUNTANT
                                 709-B West Rusk
                                    Suite 580
                              Rockwall, Texas 75087

                            TELEPHONE (214) 212-2307



                          INDEPENDENT AUDITOR'S REPORT


To the Board of Directors and Shareholders of Mentor Promotions, Inc.

         I have audited the accompanying balance sheets of Mentor Promotions, Inc. as of December 31, 2001, and the related statements of operations, stockholders' equity and accumulated deficit, and cash flows for the twelve months ended December 31, 2001. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

         I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

         In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mentor Promotions, Inc. as of December 31, 2001, and the related statements of operations, stockholders' equity and accumulated deficit, and cash flows for the twelve months ended December 31, 2001, in conformity with generally accepted accounting principles accepted in the United States of America.



/s/  Charles E. Smith
---------------------
     Charles E. Smith
     Rockwall, Texas
     May 21, 2002
     except Note G dated September 6, 2002



                    MENTOR PROMOTIONS, INC.


                  CONSOLIDATED BALANCE SHEETS
                       December 31, 2001

                            ASSETS

                                                                               Restated
                                                                             Dec 31, 2001
                                                                             --------------

CURRENT ASSETS:
    Cash                                                                              $809
    Accounts receivable                                                                  0
    Other receivables                                                                    0
    Accrued interest receivable                                                         83
    Note receivable                                                                 12,500
                                                                             --------------
    Total Current Assets                                                           $13,392

PROPERTY AND EQUIPMENT:
    Website (net of amortization)                                                   20,833

                                                                             --------------

TOTAL ASSETS                                                                       $34,225
                                                                             ==============




                      LIABILITIES AND STOCKHOLDERS' EQUITY


LIABILITIES
    Accounts payable and accrued expenses                                             $553
    Short-term notes payable
                                                                             --------------
        Total liabilities                                                             $553

STOCKHOLDERS' EQUITY
    Common stock, $0.001 par value, 25,000,000
      shares authorized, 4,320,000
      shares issued and outstanding                                                  4,320
    Additional paid-in-capital                                                      44,916
    Accumulated deficit                                                            (15,564)
                                                                             --------------
        Total Stockholders' Equity                                                  33,672
                                                                             --------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                         $34,225
                                                                             ==============










See accompanying notes                 F-2




                             MENTOR PROMOTIONS, INC.


                      CONSOLIDATED STATEMENT OF OPERATIONS
                      Twelve Months Ended December 31, 2001





                                                                        Restated
                                                                         Twelve
                                                                      Months Ended
                                                                      Dec 31, 2001
                                                                      --------------

REVENUE:
    Sales                                                                    $2,512

COST OF SALES:                                                                1,760
                                                                      --------------

GROSS PROFIT                                                                    752

OPERATING EXPENSE:
    Amortization                                                              4,167
    General and administrative                                                1,842
    Goodwill impairment                                                       5,031
    Asset impairment loss                                                     8,611
                                                                      --------------
        Total Operating Expense                                              19,651

                                                                      --------------
Net Operating Income                                                        (18,899)

Interest income                                                                  83
                                                                      --------------
Income before extraordinary items and income tax                            (18,816)

Extraordinary items:
    Loss on closing of subsidiary                                                 0
                                                                      --------------

NET INCOME (LOSS)                                                          ($18,816)
                                                                      ==============





Weighted average shares outstanding                                       4,244,055
                                                                      ==============

Loss per share - basic and diluted                                           ($0.00)
                                                                      ==============







See accompanying notes                F-3



                                           MENTOR PROMOTIONS, INC.


                                               STATEMENT OF STOCKHOLDERS' EQUITY AND ACCUMULATED DEFICIT
                                           Twelve Months Ended December 31, 2001

                                                                                       Accumulated
                                                  Common Stock            Paid In        Earnings
                                              Shares        Amount        Capital        (Deficit)      Total
                                         ------------------------------------------  ---------------------------

Balance,
        December 31, 2000                    4,200,000         4,200        13,836           3,252       21,288

Shares issued for:
       Purchase of subsidiary                  120,000           120        23,880                       24,000

Paid in capital by shareholders:
       Rent of office                                                        1,200                        1,200
       Payments in conjunction
          with purchase of subsidiary                                        6,000                        6,000

Net Loss                                                                                   (18,816)     (18,816)

                                         ------------------------------------------  ---------------------------
Balance
        December 31, 2001                    4,320,000         4,320        44,916         (15,564)      33,672
                                         =======================================================================


















See accompanying notes                F-4



                             MENTOR PROMOTIONS, INC.


                      CONSOLIDATED STATEMENT OF CASH FLOWS
                      Twelve Months Ended December 31, 2001





                                                                               Restated
                                                                                Twelve
                                                                             Months Ended
                                                                             Dec 31, 2001
                                                                             --------------

CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income (loss)                                                             ($18,816)
    Adjustments to reconcile net loss to net
        cash (used) by operating activities:
          Items not requiring cash:
              Amortization                                                           4,167
              Paid in capital by shareholder                                         1,200
              Write off asset and goodwill impairment                               13,643
              Stock issued for services                                                  0
              Expenses paid by shareholder                                               0
    Adjustments for other operating activities:
          Decrease (increase) in current assets                                        (83)
          Increase (decrease) in accounts payable                                      553
                                                                             --------------
NET CASH (USED) BY OPERATING ACTIVITIES:                                               664

CASH FLOWS FROM INVESTING ACTIVITIES:
    Common stock issued for capitalization of subsidiary                               (32)
                                                                             --------------
    Total cash flows from financing activities                                         (32)

CASH FLOWS FROM FINANCING ACTIVITIES:
    Paid in capital by shareholder                                                       0
                                                                             --------------
    Total cash flows from financing activities                                           0

                                                                             --------------

NET INCREASE IN CASH                                                                  $632

CASH, BEGINNING OF PERIOD                                                              177
                                                                             --------------

CASH, END OF PERIOD                                                                   $809
                                                                             ==============




2001 Non-cash investing activity - the company issued 120,000 shares valued at $0.20 per share along with $6,000 for acquisition of a subsidiary in 2001.
The $6,000 was paid on behalf of the Company by its largest shareholder.





See accompanying notes                F-5

                             MENTOR PROMOTIONS, INC.

                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 2001


NOTE A - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
---------------------------------------------------------------------------

History:
--------
The Company was organized August 2, 2000, as a Nevada corporation under the name of Mentor Promotions, Inc. The Company purchased Monsterfit.com, Inc. and closed it on December 31, 2002. It also formed Texas Fresh Air, Inc. on November 15, 2002. The financial statements reflect the consolidation of the accounts of these subsidiaries. The purchase of Monsterfit.com, Inc. was accounted for by the purchase method. The Company is in the business f providing mold remediation services.

Basis of Presentation:
----------------------
It is the Company's policy to prepare its financial statements on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States

Revenue Recognition:
--------------------
The Company recognizes revenues when products are shipped.

Use of Estimates:
-----------------
In order to prepare financial statements in conformity with accounting principals generally accepted in the United States, management must make estimates, judgments and assumptions that affect the amounts reported in the financial statements and determine whether contingent assets and liabilities, if any, are disclosed in the financial statements. The ultimate resolution of issues requiring these estimates and assumptions could differ significantly from resolution currently anticipated by management and on which the financial statements are based.

Cash and Cash Equivalents:
--------------------------
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with maturity of three months or less to be cash equivalents.

Property and Equipment:
-----------------------
Property and equipment is carried at cost. Depreciation is provided by the straight-line method over each asset's estimated useful life. Upon retirement or disposal, the asset cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the determination of net income.

Long-Lived Assets:
------------------
In accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, Accounting for the impairment of Long-Lived Assets and for Long -Lived Assets to be Disposed of, the Company records impairment losses when events and circumstances indicate that the assets might be impaired and the undiscounted projected cash flows associated with those assets are less than the carrying amounts of those assets. Impairment loss on a long-lived asset is measured based on the excess of the carrying amount of the asset over the asset's fair value, generally determined based upon discounted estimates of future cash flows.

Goodwill impairment:
--------------------
Goodwill  impairment  in 2001 of  $5,031  represents  the  excess of the cost of
$30,000  paid  for  Monsterfit.com,   Inc.  over  the  assets  received.   After
evaluation, the excess was written off in accordance with FAS 141.

Net loss per Share:
-------------------
Basic net loss per share excludes dilution and is computed by dividing net loss by the weighted average number of common shares outstanding for the period presented. Diluted net loss per common share was the same as basic net loss per common share for the period presented since the Company has no potentially dilutive securities and because of the Company's net loss.

                             MENTOR PROMOTIONS, INC.

                         NOTES TO FINANCIAL STATEMENTS
                                December 31, 2001


NOTE A - NATURE OF  BUSINESS  AND  SUMMARY OF  SIGNIFICANT  ACCOUNTING  POLICIES
--------------------------------------------------------------------------------
(CONTINUED):
------------

Stock based compensation:
-------------------------
The Company accounts for stock based compensation in accordance with SFAS 123, Accounting for Stock-Based Compensation. It introduces the use of a fair value-based method of accounting for stock based compensation. It encourages, but does not require, companies to recognize stock-based compensation expenses to employees based on the new fair value accounting rules. The Company has adopted the new fair value accounting rule and records the issuance of stock at the fair value of the consideration received.

Start-Up Costs:
---------------
The Company expenses the costs of start-up activities and organization costs as they are incurred, in accordance with SOP 98-5, Reporting on the Cost of Start-up Activities.

Income Tax:
-----------
The Company is subject to the greater of federal income taxes computed under the regular system or the alternative minimum tax system. The Company uses an asset and liability approach for the accounting and financial reporting of income tax as required by SFAS No. 109, Accounting for Income Taxes. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the financial carrying amounts and the tax bases of assets and liabilities using enacted tax rates in effect in the years in which the temporary differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax asset to the amount expected to be "more likely than not" realized in future returns.

NOTE B - WEB SITE:
------------------
In the period through November 2002, the Company's primary asset was its web site that was the center of its operational and income generating activities. Before its purchase of Monsterfit.com, Inc., the Company had a website upon which it had recorded depreciation but wrote this asset off when it acquired Monsterfit.com, Inc. and started depreciating the website acquired in the purchase of Monsterfit.com, Inc. The accumulated depreciation as of December 31, 2001 is the accumulated depreciation on the website acquired in the purchase of Monsterfit.com, Inc.

NOTE C - INCOME TAXES:
----------------------

The Company had a net operating loss of $15,564 through December 31, 2001. No deferred tax asset has been recognized for the operating loss as it is more likely than not that all or a portion of the net operating loss will not be realized and any valuation allowance would reduce the benefit to zero.

         Operating losses expire:   2021         $15,564

The components of the provision (benefit) for income taxes included in the financial statements as of March 31, 2002 are as follows:
         Deferred tax assets:
         Net operating loss carryforwards                              $(15,564)
         Valuation allowance                                              15,564
                                                                       ---------
         Total deferred income tax assets                                    -0-
         Total deferred income tax liabilities                               -0-
                                                                       ---------
         Net deferred income tax assets                                $     -0-

The Company's effective tax rate on a pre-tax income (loss) from continuing operations differs from the U.S federal statutory rate as follows:
         U.S. federal statutory rate                                     (  34)%
         Increase (decrease) in rates resulting from:
              Change in valuation allowance for deferred tax asset          34 %
                                                                       ---------
         Effective tax rate                                                  0 %

                             MENTOR PROMOTIONS, INC.

                         NOTES TO FINANCIAL STATEMENTS
                                December 31, 2001


NOTE D - STOCKHOLDERS' EQUITY:

Common Stock:
-------------
The Company is authorized to issue 25,000,000 common shares of stock at a par value of $0.001 per share. These shares have full voting rights. At December 31, 2001, there were 4,320,000 shares outstanding. The Company has not paid a dividend to its shareholders.

Common stock issuances
----------------------
On October 25, 2001, the Company issued 120,000 shares to the owners of Monsterfit.com, Inc. along with $6,000 for the purchase of Monsterfit.com, Inc. The stock was valued at $0.20 per share making the purchase price $30,000, and the purchase was effective as of July 1, 2001.

NOTE E - RELATED PARTY TRANSACTIONS:
------------------------------------

The President is providing office space to the Company valued at $100 a month. The value of the office space is being recorded as capital contributed to the Company and is reflected in the expenses and in the capital of the Company.

NOTE F - ASSET WRITE OFF:
-------------------------

In 2001 the Company recorded an asset impairment loss which represents the unamortized value of the Company's previous web site which was written off when the Company purchased Monsterfit.com, Inc. In 2001 the Company recorded goodwill impairment of $5,031 which represents the excess of the cost of $30,000 paid for Monsterfit.com, Inc. over the assets received. After evaluation, the excess was written off in accordance with FAS 141.











               The remainder of this page intentionally left blank



                             MENTOR PROMOTIONS, INC.

                         NOTES TO FINANCIAL STATEMENTS
                                December 31, 2001


NOTE G - RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS:
---------------------------------------------------------------

In 2002, management determined that sales for Monsterfit.com were included in the financial statements for the full year, when only the sales from the date of acquisition, July 1, 2001, should have been included. The following restates the balance sheet and statement of operations as of and for the year ended December
31, 2001.

A summary of the restatement follows:

                                                     Previously         Increase
As of December 31, 2001                                Stated          (Decrease)       Restated
                                                     -------------------------------------------

Balance sheet:
Cash                                                       809               -0-             809
Interest receivable                                         83               -0-              83
Note receivable                                         12,500               -0-          12,500

Website (net of amortization)                           21,528          (    695)         20,833
                                                      ------------------------------------------
Total assets                                            34,920          (    695)         34,225

Accounts payable                                           553               -0-             553
Common stock                                             4,320               -0-           4,320
Additional paid in capital                              51,276          (  6,360)         44,916
Accumulated deficit                                    (21,229)            5,665         (15,564)
                                                     -------------------------------------------
Total liabilities and equity                            34,920          (    695)         34,225

For the year ended December 31, 2001:
Statement of operations:
Sales                                                    5,010          (  2,498)          2,512

Cost of sales                                            2,689          (    929)          1,760
Amortization                                             6,667          (  2,500)          4,167
General and administrative                               7,243          (  5,401)          1,842
Goodwill impairment                                        -0-             5,031           5,031
Asset impairment loss                                      -0-             8,611           8,611

Interest income                                             83               -0-              83
                                                     -------------------------------------------
Net loss                                               (11,686)           (7,310)        (18,816)

Net loss per common share:
    Basic and diluted                                    $0.00             $0.00           $0.00

Weighted average shares outstanding:
    Basic and diluted                                4,244,055               -0-       4,244,055


                                CHARLES E. SMITH

                           CERTIFIED PUBLIC ACCOUNTANT
                                 709-B West Rusk
                                    Suite 580
                              Rockwall, Texas 75087

                            TELEPHONE (214) 212-2307



                          INDEPENDENT AUDITOR'S REPORT


To the Board of Directors and Shareholders of Mentor Promotions, Inc.

         I have audited the accompanying balance sheets of Mentor Promotions, Inc. as of December 31, 2002 and 2001, and the related statements of operations, stockholders' equity and accumulated deficit, and cash flows for the twelve months ended December 31, 2002 and 2001. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

         I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

         In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mentor Promotions, Inc. as of December 31, 2002 and 2001, and the related statements of operations, stockholders' equity and accumulated deficit, and cash flows for the twelve months ended December 31, 2002 and 2001, in conformity with generally accepted accounting principles accepted in the United States of America.



/s/ Charles E. Smith
---------------------
Charles E. Smith
Rockwall, Texas
June 12, 2003



                             MENTOR PROMOTIONS, INC.


                           CONSOLIDATED BALANCE SHEETS
                           December 31, 2002 and 2001

                                     ASSETS
                                     ------

                                                                     Dec 31, 2002    Dec 31, 2001
                                                                     --------------  --------------

CURRENT ASSETS:
    Cash                                                                   $10,240            $809
    Accounts receivable                                                      1,292               0
    Other receivables                                                       36,220               0
    Accrued interest receivable                                              1,083              83
    Note receivable                                                         12,500          12,500
                                                                     --------------  --------------
    Total Current Assets                                                   $61,335         $13,392

PROPERTY AND EQUIPMENT:
    Website (net of amortization)                                                0          20,833

                                                                     --------------  --------------

TOTAL ASSETS                                                               $61,335         $34,225
                                                                     ==============  ==============




                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      ------------------------------------


LIABILITIES
    Accounts payable and accrued expenses                                   $2,908            $553
    Short-term notes payable
                                                                     --------------  --------------
        Total liabilities                                                   $2,908            $553

STOCKHOLDERS' EQUITY
    Common stock, $0.001 par value, 25,000,000
      shares authorized, 4,770,000 and 4,320,000
      shares issued and outstanding respectively                             4,770           4,320
    Additional paid-in-capital                                              82,087          44,916
    Accumulated deficit                                                    (28,430)        (15,564)
                                                                     --------------  --------------
        Total Stockholders' Equity                                          58,427          33,672
                                                                     --------------  --------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                 $61,335         $34,225
                                                                     ==============  ==============










See accompanying notes                F-2




                    MENTOR PROMOTIONS, INC.


             CONSOLIDATED STATEMENT OF OPERATIONS
        Twelve Months Ended December 31, 2002 and 2001




                                                           Twelve          Twelve
                                                        Months Ended    Months Ended
                                                        Dec 31, 2002    Dec 31, 2001
                                                        --------------  --------------

REVENUE:
    Sales                                                     $36,470          $2,512

COST OF SALES:                                                 21,754           1,760
                                                        --------------  --------------

GROSS PROFIT                                                   14,716             752

OPERATING EXPENSE:
    Amortization                                                8,333           4,167
    General and administrative                                  7,749           1,842
    Goodwill impairment                                                         5,031
    Asset impairment loss                                                       8,611
                                                        --------------  --------------
        Total Operating Expense                                16,082          19,651

                                                        --------------  --------------
Net Operating Income                                           (1,366)        (18,899)

Interest income                                                 1,000              83
                                                        --------------  --------------
Income before extraordinary items and income tax                 (366)        (18,816)

Loss from  discontinued operations                             12,500               0
                                                        --------------  --------------

NET INCOME (LOSS)                                            ($12,866)       ($18,816)
                                                        ==============  ==============







Weighted average shares outstanding                         4,376,712       4,244,055
                                                        ==============  ==============

Loss per share - basic and diluted                             ($0.00)         ($0.00)
                                                        ==============  ==============








See accompanying notes                F-3




                    MENTOR PROMOTIONS, INC.


           STATEMENT OF STOCKHOLDERS' EQUITY AND ACCUMULATED DEFICIT
                 Twelve Months Ended December 31, 2002 and 2001

                                                                                       Accumulated
                                                  Common Stock            Paid In        Earnings
                                              Shares        Amount        Capital        (Deficit)      Total
                                         ------------------------------------------  ---------------------------

Balance,
    December 31, 2000                        4,200,000         4,200        13,836           3,252       21,288

Shares issued for:
    Purchase of subsidiary                     120,000           120        23,880                       24,000

Paid in capital by shareholders:
    Rent of office                                                           1,200                        1,200
    Payments in conjunction
       with purchase of subsidiary                                           6,000                        6,000

Net Loss                                                                                   (18,816)     (18,816)

                                         ------------------------------------------  ---------------------------
Balance
    December 31, 2001                        4,320,000         4,320        44,916         (15,564)      33,672
                                         =======================================================================

Paid in capital by shareholder
    Rent of office                                                           1,200                        1,200
    General expenses                                                           201                          201

Shares issued for:
    Capitalization of subsidiary               450,000           450        35,770                       36,220

Net income                                                                                 (12,866)     (12,866)

                                         ------------------------------------------  ---------------------------
Balance
    December 31, 2002                       $4,770,000        $4,770       $82,087        ($28,430)     $58,427
                                         ==========================================  ===========================



















See accompanying notes                F-4



                             MENTOR PROMOTIONS, INC.


                      CONSOLIDATED STATEMENT OF CASH FLOWS
                 Twelve Months Ended December 31, 2002 and 2001





                                                                        Twelve          Twelve
                                                                     Months Ended    Months Ended
                                                                     Dec 31, 2002    Dec 31, 2001
                                                                     --------------  --------------

CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income (loss)                                                     ($12,866)       ($18,816)
    Adjustments to reconcile net loss to net
         cash (used) by operating activities:
           Items not requiring cash:
              Amortization                                                   8,333           4,167
              Paid in capital by shareholder                                 1,401           1,200
              Write off asset and goodwill impairment                       12,500          13,643
              Stock issued for services                                          0               0
              Expenses paid by shareholder                                       0               0
    Adjustments for other operating activities:
          Decrease (increase) in current assets                            (38,512)            (83)
          Increase (decrease) in accounts payable                            2,355             553
                                                                     --------------  --------------
NET CASH (USED) BY OPERATING ACTIVITIES:                                   (26,789)            664

CASH FLOWS FROM INVESTING ACTIVITIES:
    Common stock issued for capitalization of subsidiary                    36,220             (32)
                                                                     --------------  --------------
    Total cash flows from financing activities                              36,220             (32)

CASH FLOWS FROM FINANCING ACTIVITIES:
    Paid in capital by shareholder                                               0               0
                                                                     --------------  --------------
    Total cash flows from financing activities                                   0               0

                                                                     --------------  --------------

NET INCREASE IN CASH                                                        $9,431            $632

CASH, BEGINNING OF PERIOD                                                      809             177
                                                                     --------------  --------------

CASH, END OF PERIOD                                                        $10,240            $809
                                                                     ==============  ==============



2001 Non-cash investing activity - the company issued 120,000 shares valued at $0.20 per share along with $6,000 for acquisition of a subsidiary in 2001. The $6,000 was paid on behalf of the Company by its largest shareholder. 2002 Non-cash investing activity - the company issued 450,000 shares valued at $36220, or $0.08 per share for capitalization of a subsidiary in 2002.



See accompanying notes                F-5

                             MENTOR PROMOTIONS, INC.

                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 2002



NOTE A - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
---------------------------------------------------------------------------

History:
--------
The Company was organized August 2, 2000, as a Nevada corporation under the name of Mentor Promotions, Inc. The Company purchased Monsterfit.com, Inc. and closed it on December 31, 2002. It also formed Texas Fresh Air, Inc. on November 15, 2002. The financial statements reflect the consolidation of the accounts of these subsidiaries. The purchase of Monsterfit.com, Inc. was accounted for by the purchase method. The Company is in the business of providing mold remediation services.

Basis of Presentation:
----------------------
It is the Company's policy to prepare its financial statements on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States

Revenue Recognition:
--------------------
The Company recognizes revenues from its mold remediation business when services are performed. The company recognizes revenue from its vitamin and supplement business when products were shipped.

Use of Estimates:
-----------------
In order to prepare financial statements in conformity with accounting principals generally accepted in the United States, management must make estimates, judgments and assumptions that affect the amounts reported in the financial statements and determine whether contingent assets and liabilities, if any, are disclosed in the financial statements. The ultimate resolution of issues requiring these estimates and assumptions could differ significantly from resolution currently anticipated by management and on which the financial statements are based.

Cash and Cash Equivalents:
--------------------------
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with maturity of three months or less to be cash equivalents.

Property and Equipment:
-----------------------
Property and equipment is carried at cost. Depreciation is provided by the straight-line method over each asset's estimated useful life. Upon retirement or disposal, the asset cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the determination of net income.

Long-Lived Assets:
------------------
In accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, Accounting for the impairment of Long-Lived Assets and for Long -Lived Assets to be Disposed of, the Company records impairment losses when events and circumstances indicate that the assets might be impaired and the undiscounted projected cash flows associated with those assets are less than the carrying amounts of those assets. Impairment loss on a long-lived asset is measured based on the excess of the carrying amount of the asset over the asset's fair value, generally determined based upon discounted estimates of future cash flows.

Start-Up Costs:
---------------
The Company expenses the costs of start-up activities and organization costs as they are incurred, in accordance with SOP 98-5, Reporting on the Cost of Start-up Activities.

Net loss per Share:
-------------------
Basic net loss per share excludes dilution and is computed by dividing net loss by the weighted average number of common shares outstanding for the period presented. Diluted net loss per common share was the same as basic net loss per common share for the period presented since the Company has no potentially dilutive securities and because of the Company's net loss.

                             MENTOR PROMOTIONS, INC.

                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 2002



NOTE A - NATURE OF  BUSINESS  AND  SUMMARY OF  SIGNIFICANT  ACCOUNTING  POLICIES
--------------------------------------------------------------------------------
(CONTINUED):
------------

Stock based compensation:
-------------------------
The Company accounts for stock based compensation in accordance with SFAS 123, Accounting for Stock-Based Compensation. It introduces the use of a fair value-based method of accounting for stock based compensation. It encourages, but does not require, companies to recognize stock-based compensation expenses to employees based on the new fair value accounting rules. The Company has adopted the new fair value accounting rule and records the issuance of stock at the fair value of the consideration received.

Income Tax:
-----------
The Company is subject to the greater of federal income taxes computed under the regular system or the alternative minimum tax system. The Company uses an asset and liability approach for the accounting and financial reporting of income tax as required by SFAS No. 109, Accounting for Income Taxes. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the financial carrying amounts and the tax bases of assets and liabilities using enacted tax rates in effect in the years in which the temporary differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax asset to the amount expected to be "more likely than not" realized in future returns.


NOTE B - WEB SITE:
------------------
In the period through November 2002, the Company's primary asset was its web site that was the center of its operational and income generating activities. Before its purchase of Monsterfit.com, Inc., the Company had a website upon which it had recorded depreciation but wrote this asset off when it acquired Monsterfit.com, Inc. and started depreciating the website acquired in the purchase of Monsterfit.com, Inc. The accumulated depreciation as of December 31, 2001 is the accumulated depreciation on the website acquired in the purchase of Monsterfit.com, Inc.


NOTE C - INCOME TAXES:
----------------------

The Company had a net operating loss of $28,430 through December 31, 2002. No deferred tax asset has been recognized for the operating loss as it is more likely than not that all or a portion of the net operating loss will not be realized and any valuation allowance would reduce the benefit to zero.

         Operating losses expire:   2021             $15,564
                                    2022              12,866

The components of the provision (benefit) for income taxes included in the financial statements as of March 31, 2002 are as follows:
         Deferred tax assets:
         Net operating loss carryforwards                              $(28,430)
         Valuation allowance                                              28,430
                                                                       ---------
         Total deferred income tax assets                                    -0-
         Total deferred income tax liabilities                               -0-
                                                                       ---------
         Net deferred income tax assets                                $     -0-

The Company's effective tax rate on a pre-tax income (loss) from continuing operations differs from the U.S federal statutory rate as follows:
         U.S. federal statutory rate                                     (  34)%
         Increase (decrease) in rates resulting from:
              Change in valuation allowance for deferred tax asset          34 %
                                                                       ---------
         Effective tax rate                                                  0 %

                             MENTOR PROMOTIONS, INC.

                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 2002



NOTE D - STOCKHOLDERS' EQUITY:
------------------------------

Common Stock:
-------------
The Company is authorized to issue 25,000,000 common shares of stock at a par value of $0.001 per share. These shares have full voting rights. At March 31, 2003 and December 31, 2002, there were 4,770,000 and 4,320,000 shares
outstanding   respectively.   The  Company  has  not  paid  a  dividend  to  its
shareholders.

Common stock issuances:
-----------------------
On October 25, 2001, the Company issued 120,000 shares to the owners of Monsterfit.com, Inc. along with a shareholder paying $6,000 for the purchase of Monsterfit.com, Inc. The stock was valued at $0.20 per share making the purchase price $30,000, and the purchase was effective as of July 1, 2001.

On November 15, 2002, the Company issued 450,000 shares to an individual in exchange for capitalization of $36,220.


NOTE E - RELATED PARTY TRANSACTIONS:
------------------------------------

The President is providing office space to the Company valued at $100 a month. The value of the office space is being recorded as capital contributed to the Company and is reflected in the expenses and in the capital of the Company.


NOTE F - ASSET IMPAIRMENT AND WRITE OFF:
----------------------------------------

In March 2001 the Company recorded an asset impairment loss of $8,611 which represents the unamortized value of the Company's web site purchased in 2000, which was written off in 2001 when the Company purchased Monsterfit.com, Inc. In October 2001 the Company also recorded goodwill impairment of $5,031 which represents the excess of the cost of $30,000 paid for Monsterfit.com, Inc. over the assets received. After evaluation, the excess was written off in accordance with FAS 141.
In November 2002, the Company wrote off its remaining value in its Monsterfit.com, Inc. subsidiary of $12,500.




                             MENTOR PROMOTIONS, INC.


                           CONSOLIDATED BALANCE SHEETS
                       June 30, 2003 and December 31, 2002

                                     ASSETS


                                                                         June 30, 2003  Dec 31, 2002
                                                                         ---------------------------

CURRENT ASSETS:
    Cash                                                                      $19,019       $10,240
    Accounts receivable                                                        28,256         1,292
    Other receivables                                                                        36,220
    Accrued interest receivable                                                 1,583         1,083
    Note receivable                                                            12,500        12,500
                                                                         ---------------------------
    Total Current Assets                                                      $61,358       $61,335

                                                                         ---------------------------

TOTAL ASSETS                                                                  $61,358       $61,335
                                                                         ===========================




                      LIABILITIES AND STOCKHOLDERS' EQUITY


LIABILITIES
    Accounts payable and accrued expenses                                      $5,482        $2,908

                                                                         ---------------------------
        Total liabilities                                                      $5,482        $2,908

STOCKHOLDERS' EQUITY
    Common stock, $0.001 par value, 25,000,000
      shares authorized, 4,770,000 and 4,770,000
     shares issued and outstanding respectively                                 4,770         4,770
    Additional paid-in-capital                                                 82,687        82,087
    Accumulated deficit                                                       (31,581)      (28,430)
                                                                         ---------------------------
        Total Stockholders' Equity                                             55,876        58,427
                                                                         ---------------------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                    $61,358       $61,335
                                                                         ===========================














See accompanying notes                F-1



                             MENTOR PROMOTIONS, INC.


                      CONSOLIDATED STATEMENT OF OPERATIONS
                Three and Six Months Ended June 30, 2003 and 2002






                                                              Six            Six          Three         Three
                                                         Months Ended   Months Ended   Months Ended   Months Ended
                                                         June 30, 2003  June 30, 2002  June 30, 2003  June 30, 2002
                                                       ------------------------------------------------------------

REVENUE:                                                        $119,998         $595       $48,656            $0

COST OF SALES:                                                    47,133          154                           0
                                                       -----------------------------------------------------------

GROSS PROFIT                                                      72,865          441        48,656             0

OPERATING EXPENSE:
    Amortization                                                                4,167                       2,083
    General and administrative                                    76,516          908        49,603           818
                                                       -----------------------------------------------------------
        Total Operating Expense                                   76,516        5,075        49,603         2,901

                                                       -----------------------------------------------------------
Net Operating Income                                              (3,651)      (4,634)         (947)       (2,901)

Interest income                                                      500          250           250           250
                                                       -----------------------------------------------------------

NET INCOME (LOSS)                                                ($3,151)     ($4,384)        ($697)      ($2,651)
                                                       ===========================================================



Weighted average shares outstanding                            4,770,000    4,320,000     4,770,000     4,320,000
                                                       ===========================================================

Loss per share - basic and diluted                                ($0.07)      ($0.10)       ($0.01)       ($0.06)
                                                       ===========================================================

















See accompanying notes                F-2




                             MENTOR PROMOTIONS, INC.


            STATEMENT OF STOCKHOLDERS' EQUITY AND ACCUMULATED DEFICIT
                         Six Months Ended June 30, 2003




                                                                                         Accumulated
                                                  Common  Stock               Paid In      Earnings
                                               Shares          Amount         Capital      (Deficit)       Total
                                         -------------------------------------------------------------------------

Balance,
        December 31, 2002                    4,770,000           4,770         82,087       (28,430)       58,427

Paid in capital - rent of office                                                  600                         600

Net Loss                                                                                     (3,151)       (3,151)

                                         -------------------------------------------------------------------------
Balance
        June 30, 2003                        4,770,000           4,770         82,687       (31,581)       55,876
                                         =========================================================================


































See accompanying notes                F-3



                             MENTOR PROMOTIONS, INC.


                      CONSOLIDATED STATEMENT OF CASH FLOWS
                   Three Months Ended March 31, 2003 and 2002






                                                                             Six           Six
                                                                         Months Ended  Months Ended
                                                                         June 30, 2003 June 30, 2002
                                                                         ---------------------------

CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income (loss)                                                         ($3,151)      ($4,384)
    Adjustments to reconcile net loss to net
            cash (used) by operating activities:
                Items not requiring cash:
              Amortization                                                          0         4,167
    Adjustments for other operating activities:
          Decrease (increase) in current assets                                 8,756          (500)
          Increase (decrease) in accounts payable                               2,574           210
                                                                         ---------------------------
NET CASH (USED) BY OPERATING ACTIVITIES:                                        8,179          (507)

CASH FLOWS FROM INVESTING ACTIVITIES:                                               0             0

CASH FLOWS FROM FINANCING ACTIVITIES:
    Paid in capital by shareholder                                                600           600
                                                                         ---------------------------
    Total cash flows from financing activities                                    600           600

                                                                         ---------------------------

NET INCREASE IN CASH                                                           $8,779           $93

CASH, BEGINNING OF PERIOD                                                      10,240           809
                                                                         ---------------------------

CASH, END OF PERIOD                                                           $19,019          $902
                                                                         ===========================









2002 Non-cash investing activity - the company issued 450,000 shares valued at $36220, or $0.08 per share for capitalization of a subsidiary in 2002.






See accompanying notes                F-4

                             MENTOR PROMOTIONS, INC.

                          NOTES TO FINANCIAL STATEMENTS
                                  June 30, 2003


NOTE A - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
---------------------------------------------------------------------------
History:
--------
The Company was organized August 2, 2000, as a Nevada corporation under the name of Mentor Promotions, Inc. The Company purchased Monsterfit.com, Inc. and closed it on December 31, 2002. It also formed Texas Fresh Air, Inc. on November 15, 2002. The financial statements reflect the consolidation of the accounts of these subsidiaries. The purchase of Monsterfit.com, Inc. was accounted for by the purchase method. The Company is in the business f providing mold remediation services.

Basis of Presentation:
----------------------
It is the Company's policy to prepare its financial statements on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States

Revenue Recognition:
--------------------
The Company recognizes revenues from its mold remediation business when services are performed. The company recognizes revenue from its vitamin and supplement business when products were shipped.

Use of Estimates:
-----------------
In order to prepare financial statements in conformity with accounting principals generally accepted in the United States, management must make estimates, judgments and assumptions that affect the amounts reported in the financial statements and determine whether contingent assets and liabilities, if any, are disclosed in the financial statements. The ultimate resolution of issues requiring these estimates and assumptions could differ significantly from resolution currently anticipated by management and on which the financial statements are based.

Cash and Cash Equivalents:
--------------------------
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with maturity of three months or less to be cash equivalents.

Property and Equipment:
-----------------------
Property and equipment is carried at cost. Depreciation is provided by the straight-line method over each asset's estimated useful life. Upon retirement or disposal, the asset cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the determination of net income.

Long-Lived Assets:
------------------
In accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, Accounting for the impairment of Long-Lived Assets and for Long -Lived Assets to be Disposed of, the Company records impairment losses when events and circumstances indicate that the assets might be impaired and the undiscounted projected cash flows associated with those assets are less than the carrying amounts of those assets. Impairment loss on a long-lived asset is measured based on the excess of the carrying amount of the asset over the asset's fair value, generally determined based upon discounted estimates of future cash flows.

Start-Up Costs:
---------------
The Company expenses the costs of start-up activities and organization costs as they are incurred, in accordance with SOP 98-5, Reporting on the Cost of Start-up Activities.

Net loss per Share:
-------------------
Basic net loss per share excludes dilution and is computed by dividing net loss by the weighted average number of common shares outstanding for the period presented. Diluted net loss per common share was the same as basic net loss per common share for the period presented since the Company has no potentially dilutive securities and because of the Company's net loss.

                             MENTOR PROMOTIONS, INC.

                          NOTES TO FINANCIAL STATEMENTS
                                  June 30, 2003


NOTE A - NATURE OF  BUSINESS  AND  SUMMARY OF  SIGNIFICANT  ACCOUNTING  POLICIES
--------------------------------------------------------------------------------
(CONTINUED):
------------

Stock based compensation:
-------------------------
The Company accounts for stock based compensation in accordance with SFAS 123, Accounting for Stock-Based Compensation. It introduces the use of a fair value-based method of accounting for stock based compensation. It encourages, but does not require, companies to recognize stock-based compensation expenses to employees based on the new fair value accounting rules. The Company has adopted the new fair value accounting rule and records the issuance of stock at the fair value of the consideration received.

Income Tax:
-----------
The Company is subject to the greater of federal income taxes computed under the regular system or the alternative minimum tax system. The Company uses an asset and liability approach for the accounting and financial reporting of income tax as required by SFAS No. 109, Accounting for Income Taxes. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the financial carrying amounts and the tax bases of assets and liabilities using enacted tax rates in effect in the years in which the temporary differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax asset to the amount expected to be "more likely than not" realized in future returns.

NOTE B - WEB SITE:
------------------
In the period through November 2002, the Company's primary asset was its web site that was the center of its operational and income generating activities. Before its purchase of Monsterfit.com, Inc., the Company had a website upon which it had recorded depreciation but wrote this asset off when it acquired Monsterfit.com, Inc. and started depreciating the website acquired in the purchase of Monsterfit.com, Inc. The accumulated depreciation as of December 31, 2001 is the accumulated depreciation on the website acquired in the purchase of Monsterfit.com, Inc.

NOTE C - INCOME TAXES:
----------------------
The Company had a net operating loss of $31,581 through June 30, 2003. No deferred tax asset has been recognized for the operating loss as it is more likely than not that all or a portion of the net operating loss will not be realized and any valuation allowance would reduce the benefit to zero.

         Operating losses expire:  2021       $15,564
                                   2022        12,866
                                   2023         3,151

The components of the provision (benefit) for income taxes included in the financial statements as of March 31, 2002 are as follows:
         Deferred tax assets:
         Net operating loss carryforwards                      $(31,581)
         Valuation allowance                                     31,581
         Total deferred income tax assets                            -0-
         Total deferred income tax liabilities                       -0-
                                                               ----------
         Net deferred income tax assets                        $     -0-

The Company's effective tax rate on a pre-tax income (loss) from continuing operations differs from the U.S federal statutory rate as follows:
         U.S. federal statutory rate                              (  34)%
         Increase (decrease) in rates resulting from:
             Change in valuation allowance for deferred tax asset    34 %
                                                               ----------
         Effective tax rate                                           0 %

                             MENTOR PROMOTIONS, INC.

                          NOTES TO FINANCIAL STATEMENTS
                                  June 30, 2003

NOTE D - STOCKHOLDERS' EQUITY:
------------------------------

Common Stock:
-------------
The Company is authorized to issue 25,000,000 common shares of stock at a par value of $0.001 per share. These shares have full voting rights. At March 31, 2003 and December 31, 2002, there were 4,770,000 and 4,320,000 shares
outstanding   respectively.   The  Company  has  not  paid  a  dividend  to  its
shareholders.

Common stock issuances:
-----------------------
On October 25, 2001, the Company issued 120,000 shares to the owners of Monsterfit.com, Inc. along with a shareholder paying $6,000 for the purchase of Monsterfit.com, Inc. The stock was valued at $0.20 per share making the purchase price $30,000, and the purchase was effective as of July 1, 2001.

On November 15, 2002, the Company issued 450,000 shares to an individual in exchange for capitalization of $36,220.


NOTE E - RELATED PARTY TRANSACTIONS:
------------------------------------

The President is providing office space to the Company valued at $100 a month. The value of the office space is being recorded as capital contributed to the Company and is reflected in the expenses and in the capital of the Company.